Exhibit 99.1

Ritchie Bros. Auctioneers reports on voting results from the 2015 annual and special meeting of shareholders

VANCOUVER, May 5, 2015 /CNW/ - The Annual and Special Meeting of Shareholders (the "Meeting") of Ritchie Bros. Auctioneers Incorporated (the "Company")(NYSE and TSX: RBA), the world's largest industrial auctioneer, was held on May 4, 2015 in Burnaby, British Columbia. Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated April 2, 2015, which can be found on the Company's website at: https://www.rbauction.com/cms_assets/pdf/investor-relations/annual-reports/2015/2015-information-circular.pdf (the "Information Circular").

The total number of shares represented by shareholders in person and by proxy at the meeting was 94,587,474 shares, representing approximately 87.65% of the Company's outstanding shares. The voting in relation to the election of directors was conducted by way of ballot at the Meeting and the results were as follows:

Name of Director	Votes for (%)	Votes Withheld (%)
Beverley Anne Briscoe	99.27%	0.73%
Robert George Elton	99.42%	0.58%
Erik Olsson	99.50%	0.50%
Eric Patel	99.23%	0.77%
Edward Baltazar Pitoniak	99.97%	0.03%
Ravichandra K. Saligram	99.96%	0.04%
Christopher Zimmerman	99.50%	0.50%
Lisa Anne Pollina	99.97%	0.03%

At the Meeting, the shareholders also confirmed the amendments to the Company's Bylaw No. 1 as attached to the Information Circular and passed a resolution (on an advisory basis) accepting the approach to executive compensation as disclosed in the Information Circular.

The Company has also filed a report of voting results on all other resolutions voted on at the Meeting on www.sedar.com.

About Ritchie Bros.
Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauction.com/financing). Ritchie Bros. has operations in 19 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: Darren Watt, Corporate Secretary, Phone: 778 331 5500, Email: ir@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 17:00e 05-MAY-15